Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2022 and 2021. This discussion should be read in conjunction with the Company’s Quarterly Report which contains the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022, and 2021 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”). Further information about the Company and its operations can be obtained on ir.ayrwellness.com, sec.gov, and www.sedar.com. The information contained on such websites are not a part of, nor are they incorporated by reference into, this Quarterly Report (or the equivalent thereof).

The effective date of this MD&A is November 10, 2022.

Overview of the Company

Ayr Wellness Inc. is a national cannabis consumer packaged goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. As of September 30, 2022, the Company has operations in eight U.S. markets and employs approximately 2,800 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Arizona, Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, Lost in Translation, HAZE, Road Tripper, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The income of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of September 30, 2022, Ayr operates 79 retail stores, located across Ayr’s portfolio.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

2

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

3

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments, and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to comply with its debt covenants;

•	the Company’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuation in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	the ability to develop the Company’s brand and meet growth objectives;

•	the risk related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Company;

•	market volatility and the risks associated with selling of a substantial amount of Equity Shares;

•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Company cultivates, produces, and sells; and

•	other events or conditions that may occur in the future.

4

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude other adjustments associated with non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, start-up costs and the gain (loss) on sale of assets.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude other adjustments associated with non-core costs, the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

Reconciliations are provided elsewhere in this MD&A.

5

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Forward-Looking Financial Projections or Targets

Based on the results to date coupled with an uncertain macroeconomic backdrop, management is updating their assumptions underlying its previously issued guidance. Consistent with prior quarter sequential growth trends, the Company expects Adjusted EBITDA and Operating Income to grow approximately 10% sequentially from Q3 2022 to Q4 2022 and expects further growth in 2023 as future milestones come online. This guidance assumes further price compression in the wholesale and retail market.

Review of the Financial Results for the Three and Nine Months Ended September 30, 2022, and 2021

Adjusted EBITDA Reconciliation for the Three and Nine Months Ended September 30, 2022, and 2021

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
(In thousands)	$	$	$	$
Loss from operations (GAAP)	(20,685)	(8,900)	(66,609)	(42,150)

Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Interest (within cost of goods sold "COGS")	1,723	464	2,975	921
Depreciation and amortization (from statement of cash flows)	23,743	15,761	67,554	37,825
Acquisition costs	965	743	5,139	5,164
Stock-based compensation, non-cash	9,359	5,013	29,448	20,388
Start-up costs[1]	2,930	3,464	9,442	6,437
Other[2]	1,337	433	6,835	1,841
Loss (gain) on sale of assets	1,810	-	(190)	-
	42,353	34,900	127,419	113,987

Adjusted EBITDA (non-GAAP)	21,668	26,000	60,810	71,837

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Includes other non-core costs including non-operating adjustments and non-cash inventory write-downs

Adjusted Gross Profit Reconciliation for the Three and Nine Months Ended September 30, 2022, and 2021

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
(In thousands)	$	$	$	$
Gross profit (GAAP)	49,511	40,083	135,325	86,861

Incremental costs to acquire cannabis inventory in a business combination	486	9,022	6,216	41,411
Interest (within COGS)	1,723	464	2,975	921
Depreciation and amortization (within COGS)	9,303	4,818	25,475	10,900
Start-up costs (within COGS)	1,020	2,250	3,153	3,834
Other (within COGS)	830	-	4,883	-

Adjusted Gross Profit (non-GAAP)	62,873	56,637	178,027	143,927

6

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Revenues, net of discounts

Revenues, net of discounts for the three months ended September 30, 2022, and 2021, was $119,639 thousand and $96,189 thousand, respectively, increasing $23,450 thousand or 24.4%. Revenues increased due to Ayr’s expansion that occurred throughout 2021 and 2022 including the addition of two new dispensaries in Illinois, through the acquisition of Herbal Remedies, the addition of three dispensaries in Pennsylvania, through the acquisition of PA Natural, ten additional dispensaries in Florida, the addition of two adult-use dispensaries in Massachusetts and the conversion to adult-use at three New Jersey dispensaries.

Revenues, net of discounts for the nine months ended September 30, 2022, and 2021, was $340,996 thousand and $245,839 thousand, respectively, increasing $95,157 thousand or 38.7%. Revenues increased due to Ayr’s expansion that occurred throughout 2021 and 2022. Over the course of the year, Ayr expanded its store count by 34% compared to the prior year, from 59 to 79 during the nine months ended September 30, 2021 and September 30, 2022, respectively.

Gross Profit

Gross profit for the three months ended September 30, 2022, and 2021, was $49,511 thousand and $40,083 thousand, respectively, an increase of $9,428 thousand or 23.5%. Gross profit percentage for the three months ended September 30, 2022, and 2021, was 41.4% and 41.7%, respectively. Gross profit for the nine months ended September 30, 2022, and 2021, was $135,325 thousand and $86,861 thousand, an increase of $48,464 thousand or 55.8%. Gross profit percentage for the nine months ended September 30, 2022, and 2021, was 39.7% and 35.3%, respectively.

The increase in gross profit was directly attributable to the expansion into new sates and synergies obtained from acquisitions.

Adjusted Gross Profit (non-GAAP) for the three months ended September 30, 2022, and 2021, was $62,873 thousand and $56,637 thousand, respectively, increasing $6,236 thousand or 11.0%. Adjusted gross profit percentage (non-GAAP) for the three months ended September 30, 2022, and 2021, was 52.6% and 58.9%, respectively.

Adjusted Gross Profit (non-GAAP) for the nine months ended September 30, 2022, and 2021, was $178,027 thousand and $143,927 thousand, respectively, increasing $34,100 thousand or 23.7%. Adjusted gross profit percentage (non-GAAP) for the nine months ended September 30, 2022, and 2021, was 52.2% and 58.5%, respectively.

The increase in Adjusted Gross Profit was directly attributable to the revenue increase as described above. The decrease in Adjusted Gross Profit percentage was driven by increased price compression in competitive markets.

7

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Total Operating Expenses

Total operating expenses for the three months ended September 30, 2022, and 2021, were $70,196 thousand and $48,983 thousand, respectively, increasing $21,213 thousand or 43.3%. The majority of the increase in operating expense was due to an increase in selling, general and administrative expenses and depreciation and amortization of $15,684 thousand and $3,497 thousand, respectively.

Total operating expenses for the nine months ended September 30, 2022, and 2021, were $201,934 thousand and $129,011 thousand, respectively, increasing $72,923 thousand or 56.5%. The increase in operating expense was due to an increase in selling, general and administrative expenses and depreciation and amortization of $57,985 thousand and $15,153 thousand, respectively.

Total operating expenses as a percent of revenue during the three months ended September 30, 2022, and 2021, were 58.7% and 50.9%, respectively. Total operating expenses as a percent of revenues during the nine months ended September 30, 2022, and 2021, were 59.2% and 52.5%, respectively.

The increase in general and administrative expenses was primarily driven by the expansion to new markets, including a 34% increase in store count, compared to the nine months ended September 30, 2021, and Ayr’s continued investment in talent and infrastructure. The increase in depreciation and amortization expense was driven by the acquisition of cannabis licenses, which are classified as finite-lived intangible assets and investment in capital expenditures, which are classified as property, plant, and equipment. Both are amortized over their estimated useful lives.

Total Other Income (Expense)

Total other income (expense) for the three months ended September 30, 2022, and 2021, was ($6,155) thousand and $15,527 thousand, respectively. Total other income (expense) for the nine months ended September 30, 2022, and 2021, was $11,324 thousand and $21,043 thousand, respectively. The decrease for the three-month period was primarily driven by the $17,609 thousand change in the fair value relating to contingent consideration and by the $3,557 thousand increase in interest expense primarily related to the issuance of senior secured notes. The increase for the nine-month period was primarily driven by the ($2,626) thousand change in the fair value relating to contingent consideration and by the $11,327 thousand increase in interest expense primarily related to the issuance of senior secured notes.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. Therefore, Ayr can have income tax even when it records a net loss.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

8

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Total income tax expense for the three months ended September 30, 2022, and 2021, was $10,587 thousand and $10,006 thousand, respectively. The current tax expense was $12,020 thousand and $14,167 thousand, respectively, for the three months ended September 30, 2022, and 2021. The increase in current tax expense was driven by an increase in gross profit over the respective periods. The deferred tax benefit was $1,433 thousand and $4,161 thousand, respectively, for the three months ended September 30, 2022, and 2021.

Total income tax expense for the nine months ended September 30, 2022, and 2021, was $31,584 thousand and $19,633 thousand, respectively. The current tax expense was $33,712 thousand and $29,986 thousand, respectively, for the nine months ended September 30, 2022, and 2021. The increase in current tax expense was driven by an increase in gross profit over the respective periods. The deferred tax benefit was $2,128 thousand and $10,353 thousand, respectively, for the nine months ended September 30, 2022, and 2021.

Net Loss attributable to Ayr Wellness Inc.

Net loss for the three months ended September 30, 2022, and 2021, was $36,117 thousand and $3,379 thousand, respectively. Net loss for the nine months ended September 30, 2022, and 2021, was $82,051 thousand and $40,740 thousand, respectively. The increases were primarily driven by the factors described above.

Liquidity and Capital Resources

Selected Liquidity and Capital Resource Information

	September 30, 2022	December 31, 2021
(In thousands)	$	$
Cash	100,762	154,342
Total current assets	231,553	266,067
Total assets	1,938,744	1,859,912
Total current liabilities	233,635	152,336
Total liabilities	951,747	839,849
Total shareholders' equity	986,997	1,020,063

As of September 30, 2022, the Company had cash of $100,762 thousand, other current assets of $130,791 thousand, current liabilities of $233,635 thousand and working capital of ($2,082) thousand compared to December 31, 2021, which had cash of $154,342 thousand, other current assets of $111,725 thousand, current liabilities of $152,336 thousand, and working capital of $113,731 thousand. The overall decrease in net working capital is primarily due to the contingent consideration for GSD NJ LLC (“Garden State Dispensary” or “GSD”) of $90,861 thousand (of which an approximate $8,709 thousand relates to cash) and a decrease in cash of $53,580 thousand. This was partially offset by an increase in inventory of $19,706 thousand.

9

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Summary of Future Commitments

(In thousands)
Year	Operating Leases	Finance Leases	Debt	Construction Finance	Contingent Consideration	Total
2022	$7,019	$3,017	$10,001	$-	$-	$20,037
2023	28,581	12,516	34,156	-	90,861	166,114
2024	28,239	11,045	343,422	-	28,699	411,405
2025	27,792	5,108	33,282	-	-	66,182
2026	27,153	3,031	1,874	-	-	32,058
Thereafter:	261,789	10,347	29,869	35,616	-	337,621
Total Commitments	$380,573	$45,064	$452,604	$35,616	$119,560	$1,033,417

Selected Cash Flow Information

	Nine Months Ended
	September 30, 2022	September 30, 2021
(In thousands)	$	$
Net cash used in operating activities	(34,703)	(22,186)
Net cash used in investing activities	(58,309)	(146,063)
Net cash provided by financing activities	39,432	135,413
Net decrease in cash	(53,580)	(32,836)
Cash, beginning of period	154,342	127,238
Cash, end of period	100,762	94,402

Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2022, and 2021, was ($34,703) thousand and ($22,186) thousand, respectively, an increase of $12,517 thousand. The increase was driven by an increase in net loss of $46,129 thousand. This was mainly offset by the change in inventory and income tax payable of $21,476 thousand and $10,977 thousand, respectively.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2022, and 2021 was ($58,309) thousand and ($146,063) thousand, respectively, a decrease of $87,754 thousand. The decrease was primarily due to a decrease in cash used for business combinations of $72,466 thousand and proceeds from the sale of assets of $31,433 thousand. This was partially offset by capitalized interest of $5,288 thousand.

Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2022, and 2021, was $39,432 thousand and $135,413 thousand, respectively, a decrease of $95,981 thousand. The decrease in net cash related to financing activities was primarily due to the proceeds from the prior year equity offering of $118,053 thousand. This was offset by the $27,599 thousand increase in financing transactions.

Capital Management

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans while managing healthy liquidity reserves and access to capital. The Company is generating cash from sales and deploying its capital resources to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital resources are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development.

10

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

The Company raises capital through issuance of debt, or equity, as necessary, to meet its needs and take advantage of perceived opportunities however there can be no assurance that the Company will be able to continue raising capital in this manner. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities.

Share Capital

As of September 30, 2022, and December 31, 2021, the Company had share capital of $1,333 thousand and $1,290 thousand, respectively, consisting of additional paid-in capital.

Outstanding Shares

Issued and Outstanding (in thousands)	September 30, 2022	December 31, 2021
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	9,406	15,150
Restricted Voting Shares	5,710	11,454
Limited Voting Shares	43,908	29,733
Exchangeable Shares	7,068	7,368
Treasury Stock	(645)	(568)
Total number of shares	69,143	66,833

As of September 30, 2022, the Company had 2,874 thousand Equity Shares issuable upon the exercise of Warrants, 7,322 thousand restricted Exchangeable Share units, of which 1,300 thousand are market and performance based, and 165 thousand Equity Shares issuable upon the exercise of options. As of December 31, 2021, the Company had 2,874 thousand Equity Shares issuable upon the exercise of Warrants, 8,100 thousand restricted Exchangeable Share units, of which 1,300 thousand are market and performance based, and 198 thousand Equity Shares issuable upon the exercise of options.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 15 in the audited consolidated financial statements for the year ended December 31, 2021 (“Audited Financial Statements”), that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

See Note 10 in the interim financial statements for the Company’s disclosures on related party transactions.

11

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in United States Dollars, except where stated otherwise)

Significant Accounting Judgments and Estimates

See Note 3.4 in the interim financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.5 in the interim financial statements for the Company’s action on recent accounting pronouncements.

Proposed Transactions

See Note 15 in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on the Form 40-F for definitive agreements and term sheets the Company entered into.

Risk Factors

Please refer to the Company’s final base shelf prospectus dated February 24, 2021, the Company’s management information circular dated May 26, 2022, and the Company’s Annual Information Form dated March 30, 2022, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the interim financial statements for the Company’s financial instruments, financial risk factors, and other instruments.

The Company is exposed to liquidity and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the board that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.

12